EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended
	March 30, 2007	March 31, 2006
Computation of Earnings:
Income before income taxes	$21	$24
Add:
Interest expense	152	148
Amortization of capitalized interest	1	1
Amortization of debt premium/discount and expenses	5	5
Interest portion of rent expense	16	17

Earnings as adjusted	$195	$195

Computation of Fixed Charges:
Interest expense	$152	$148
Capitalized interest	1	1
Amortization of debt premium/discount and expenses	5	5
Interest portion of rent expense	16	17

Fixed charges	$174	$171

Ratio of Earnings to Fixed Charges (A)	1.13	1.14

(A) Ratios were calculated prior to rounding to millions.